

February 28, 2013

Mara L. Ransom, Assistant Director
Lilyanna L. Peyser, Esquire
Lisa Kohl, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

        Re: Sail Energy Holdings, LLC (the "Issuer")
              File No. 024-10334

Dear Ms. Ransom, Ms. Peyser and Ms. Kohl:

The Issuer hereby requests acceleration of qualification of its Offering Statement on Form 1-A (File No. 024-10334), to 4:00 p.m., Eastern Time, on February 28, 2013, or as soon as practicable thereafter. By separate letter, the managing underwriter of the issuance of the securities being qualified has joined in this request for acceleration.

In connection with this request, the Issuer acknowledges that:

(1) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the offering statement qualified, it does not foreclose the Commission from taking any action with respect to the offering statement;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the offering statement qualified, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the offering statement; and

(3) the Issuer may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SAIL ENERGY HOLDINGS, LLC

By: Sail Energy Management, Inc.,
     a Delaware corporation
Its: Manager

By: _____
     Dennis J. O'Brien

Its: President and Chief Executive Officer
